FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For  the  month  of  November,  2002


                            ENERGY POWER SYSTEMS LIMITED
                  (FORMERLY: ENGINEERING POWER SYSTEMS LIMITED)
                  ---------------------------------------------
                    (Address of Principal executive offices)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

     Form  20-F    X          Form  40-F
               -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

               Yes                     No     X
                                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ENERGY  POWER  SYSTEMS  LIMITED
                              (formerly:  Engineering  Power  Systems  Limited)


Date:  November  29,  2002               By:____"Sandra  J.  Hall"____  ______
     ---------------------                  ----------------------------------
     Sandra  J.  Hall,  President,  Secretary  &  Director

                               [GRAPHIC  OMITED]



                               [GRAPHIC  OMITED]

     Energy  Power  Systems  Limited

                               (the "Corporation")

                            SUPPLEMENTAL MAILING LIST




Canadian securities legislation obliges the Corporation to deliver its interim financial statements to any person or company who submits a written request to the Corporation for such statements, including a statement signed by such person or company that the person or company is the owner of securities of the Corporation. If you would like your name placed on the supplemental mailing list maintained by the Corporation for this purpose, kindly complete the form below and return it to the Corporation at the following address:

                          ENERGY POWER SYSTEMS LIMITED
                                    SUITE 301
                             2 ADELAIDE STREET WEST
                                TORONTO, ONTARIO
                                     M5H 1L6


               ----------------------------------------------detach
                here--------------------------------------------



                          ENERGY POWER SYSTEMS LIMITED

I would like my name placed on the supplemental list of shareholders maintained by the Corporation for purposes of receiving the Corporation's interim financial statements or reports and confirm that I am a registered holder or beneficial owner of securities of the Corporation.


Name:          ____________________________________________________________
                         (Please  print)

Address:     ____________________________________________________________

          ____________________________________________________________

Signature:     _____________________________          Date:
__________________